Exhibit 99.4

INDEPENDENT AUDITOR’S REPORT

Board of Directors
Trianni, Inc.
San Francisco, California

We have audited the accompanying financial statements of Trianni, Inc. (a California corporation) (the “Company”), which comprise the balance sheets as of December 31, 2018 and 2019, and the related statements of operations, convertible preferred stock and stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trianni, Inc. as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Company has elected to change its method of accounting for revenue from contracts with customers as of January 1, 2018 due to the adoption of Accounting Standards Codification Topic 606. This adoption did not result in a cumulative adjustment to opening retained earnings as of January 1, 2018. Our opinion is not modified with respect to that matter.

Emphasis of Matter

As discussed in Note 2 to the financial statements, on March 11, 2020, the World Health Organization declared the novel string of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The ultimate financial impact and duration of these events cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

/s/ Armanino LLP

Armanino LLP
San Jose, California
October 26, 2020

TRIANNI, INC.
BALANCE SHEETS
(IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

	December 31,		September 30, 2020
	2018	2019
			(unaudited)
Assets:
Current Assets:
Cash	$2,400	$1,105	$15,146
Marketable securities	11,280	11,508	—
Accounts receivable	1,560	1,500	400
Inventory	18	28	15
Prepaid expenses and other current assets	1,734	1,250	621
Total current assets	$16,992	$15,391	$16,182

Property and equipment, net	244	216	189
Deferred tax assets	861	1,380	1,380
Other assets	35	35	35
Total assets	$18,132	$17,022	$17,786

Liabilities, Convertible Preferred Stock and Stockholders’ Equity:
Current Liabilities:
Accounts payable	$48	$30	$186
Accrued expenses and other current liabilities	107	47	128
Dividend payable	—	—	6,452
Deferred revenue, current portion	2,642	2,825	1,578
Total current liabilities	$2,797	$2,902	$8,344
Deferred revenue, net of current portion	1,805	926	417
Total liabilities	$4,602	$3,828	$8,761

Commitments and Contingencies (Note 5)
Convertible Preferred Stock : no par value, 6,069,642 shares authorized as of December 31, 2018 and 2019; 5,448,290 shares issued and outstanding as of December 31, 2018 and 2019, and aggregate liquidation preference of $3,132 as of December 31, 2018 and 2019	3,132	3,132	3,132
Stockholders’ Equity:
Common stock: no par value, 15,000,000 shares authorized as of December 31, 2018 and 2019; 7,082,031 shares issued and outstanding as of December 31, 2018 and 2019	756	756	756
Additional paid-in capital	854	1,094	1,094
Retained earnings	8,788	8,212	4,043
Total stockholders’ equity	10,398	10,062	5,893
Total liabilities, convertible preferred stock, and stockholders’ equity	$18,132	$17,022	$17,786

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.
STATEMENTS OF OPERATIONS
(IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(Unaudited)
Revenue
License revenue	$1,533	$3,080	$2,979	$5,946
Other revenue	963	1,078	—	—
Total revenue	2,496	4,158	2,979	5,946
Cost of goods sold	211	142	104	127
Gross profit	2,285	4,016	2,875	5,819
Operating expenses:
Research and development	2,889	3,340	2,007	2,247
Selling, general and administrative expenses	2,351	2,084	1,200	1,322
Total operating expenses	5,240	5,424	3,207	3,569
Operating income (loss)	(2,955)	(1,408)	(332)	2,250
Interest income	167	250	193	150
Other income, net	2	33	1	1
Income (loss) before income taxes	(2,786)	(1,125)	(138)	2,401
Income tax provision (benefit)	(364)	(549)	(125)	118
Net income (loss)	$(2,422)	$(576)	$(13)	$2,283

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.
STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019
IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS (EXCEPT SHARE DATA)

	Convertible Preferred Stock		Common Stock		Additional Paid- In Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2017	5,448,290	$3,132	7,082,031	$756	$547	$11,210	$12,513
Vesting of early exercised stock options	—	—	—	—	45	—	45
Stock-based compensation expense	—	—	—	—	262	—	262
Net loss	—	—	—	—	—	(2,422)	(2,422)
Balances at December 31, 2018	5,448,290	$3,132	7,082,031	$756	$854	$8,788	$10,398
Stock-based compensation expense	—	—	—	—	240	—	240
Net loss	—	—	—	—	—	(576)	(576)
Balances at December 31, 2019	5,448,290	$3,132	7,082,031	$756	$1,094	$8,212	$10,062

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.
STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020
IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS (EXCEPT SHARE DATA)

	Convertible Preferred Stock		Common Stock		Additional Paid- in Capital	Retained Earnings	Total Stockholders’ Equity
For the Nine Months Ended September 30, 2019	Shares	Amount	Shares	Amount
Balances at December 31, 2018	5,448,290	$3,132	7,082,031	$756	$854	$8,788	$10,398
Stock-based compensation expense (unaudited)	—	—	—	—	182	—	182
Net loss (unaudited)	—	—	—	—	—	(13)	(13)
Balances at September 30, 2019 (unaudited)	5,448,290	$3,132	7,082,031	$756	$1,036	$8,775	$10,567

	Convertible Preferred Stock		Common Stock		Additional Paid- in Capital	Retained Earnings	Total Stockholders’ Equity
For the Nine Months Ended September 30, 2020	Shares	Amount	Shares	Amount
Balances at December 31, 2019	5,448,290	$3,132	7,082,031	$756	$1,094	$8,212	$10,062
Declaration of dividend (unaudited)	—	—	—	—	—	(6,452)	(6,452)
Net income (unaudited)	—	—	—	—	—	2,283	2,283
Balances at September 30, 2020 (unaudited)	5,448,290	$3,132	7,082,031	$756	$1,094	$4,043	$5,893

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.
STATEMENTS OF CASH FLOWS
(IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$(2,422)	$(576)	$(13)	$2,283
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	33	33	24	27
Stock-based compensation	262	240	182	—
Deferred income taxes	(757)	(519)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,444)	60	1,118	1,100
Inventory	6	(10)	(1)	13
Prepaid expenses and other current assets	(475)	484	123	629
Other assets	1	—	—	—
Accounts payable	(42)	(18)	29	156
Accrued expenses and other current liabilities	23	(60)	(18)	81
Deferred revenue	3,538	(696)	(1,647)	(1,756)
Net cash provided by (used in) operating activities	(1,277)	(1,062)	(203)	2,533

Cash flows from investing activities:
Maturities of marketable securities	11,071	11,280	11,280	11,508
Purchase of marketable securities	(11,280)	(11,508)	(11,500)	—
Purchases of property and equipment	—	(5)	(5)	—
Net cash provided by (used in) investing activities	(209)	(233)	(225)	11,508
Net increase (decrease) in cash	(1,486)	(1,295)	(428)	14,041
Cash at beginning of period	3,886	2,400	2,400	1,105
Cash at end of period	$2,400	$1,105	$1,972	$15,146

Supplementary cash flow disclosures:
Cash paid for taxes	$307	$61	$—	$104
Noncash financing activities—dividend payable	$—	$—	$—	$6,452

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020
(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

1. BUSINESS OVERVIEW

Trianni, Inc. (the “Company”) was incorporated as a California corporation on August 25, 2008. The Company is a biotechnology company whose main activity is specializing in antibody discovery technology and selling licenses to it. The Company’s lead technology, the Trianni Mouse®, is a platform enabling efficient generation of fully-human monoclonal antibodies (the “Trianni Platform”). The Company’s transgenic platform leverages a novel approach to design made possible by advances in DNA synthesis and genomic modification technology. The Company is headquartered in San Francisco, California.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and reflect the accounts and operations of the Company.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company bases its estimates and judgments on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. Such estimates include, but are not limited to, revenue recognition, useful lives of property and equipment, fair value of the Company’s common stock, fair values of stock-based awards and income taxes. Actual results could differ materially from those estimates.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2020, the interim statements of operations and cash flows for the nine months ended September 30, 2019 and 2020, the interim statements of convertible preferred stock and stockholders’ equity for the nine months ended September 30, 2020, and the financial data disclosed in these notes as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of these interim financial statements.. The results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020, or for any other future annual or interim period.

COVID-19

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 (“COVID-19”), outbreak a pandemic. While certain impacts of COVID-19 have been favorable to possible sale of the Company’s products and services, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations. The impact of the COVID-19 coronavirus outbreak on the financial performance of the Company may depend on future

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

COVID-19 (continued)

 developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. In addition, the Company could see some limitations on employee resources that would otherwise be focused on its operations, including but not limited to sickness of employees or their families, the desire of employees to avoid contact with large groups of people, and increased reliance on working from home.

Certain Significant Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, the achievement of the Company’s research and development activities, competition from other larger companies, protection of research and development results, strategic relationships, and dependence on key individuals.

Cash

Cash includes cash held in checking accounts, savings accounts, and certificates of deposit with an original maturity of three months or less held with high credit quality financial institutions in the United States. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

The Company invests its excess cash balances in bank certificates of deposits. Investments with original maturities greater than three months at the time of purchase are classified as marketable securities.

Concentrations of Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, marketable securities and accounts receivable. The Company places its cash primarily with domestic financial institutions that are federally insured within statutory limits. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances are in excess of the amounts that are insured by the Federal Deposit Insurance Corporation (“FDIC”). As of December 31, 2018 and 2019, the Company had approximately $2.2 million and $0.9 million, respectively, deposited in a major financial institution in excess of FDIC insurance limitations. As of September 30, 2020, the Company had approximately $14.9 million deposited in a major financial institution in excess of FDIC insurance limitations. The Company has not experienced any losses to date.

The Company has not experienced any losses on its customer accounts and management believes the Company is not exposed to any significant risk of bad debt. As of December 31, 2018 and 2019, one customer represented 96% and 100%, respectively, of accounts receivable. As of September 30, 2020, two customers represented 57% and 34% of total accounts receivable, respectively. For the year ended December 31, 2018, three customers represented more than 10% of total revenue at approximately 24%, 14% and 11% of total revenue, respectively. For the year ended December 31, 2019, one customer represented more than 10% of total revenue at

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Risks (continued)

approximately 38%. For the nine months ended September 30, 2019, one customer represented more than 10% of revenue at approximately 40% of total revenue. For the nine months ended September 30, 2020, two customers represented more than 10% of revenue at approximately 59% and 19%, respectively, of total revenue.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts due to the Company under the terms of license arrangements. It is the practice of the Company to provide for uncollectible accounts in the year the accounts are determined to be uncollectible. Based on management’s evaluation of accounts receivable, no allowance for doubtful accounts has been recorded in the accompanying balance sheets and the accompanying statements of operations do not reflect any bad debt expense.

Inventory

Inventory consists of mice inventory, including those sold to customers for breeding and/or those that are available to customers for non-breeding research purposes. Inventory is recorded at lower-of-cost or net realizable value. Inventory costs include direct costs associated with the development of mice. The Company does not have significant overhead costs. The Company regularly monitors for excess and obsolete inventory and reduces the carrying value of inventory accordingly. The Company has not historically recorded any inventory write-downs and did not record any inventory write-downs during the years ended December 31, 2018 and 2019 or during the nine-months ended September 30, 2019 and 2020.

Property and Equipment, net

Property and equipment, net are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Laboratory equipment	5-10 years
Computer equipment	2 years

Maintenance and repairs are charged to operations when incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved and any gain or loss in included in the results of operations.

Revenue Recognition

The Company generates revenue primarily from entering into licensing arrangements with customers, either under perpetual license or term license arrangements, under which the Company provides customers the rights to its human antibody discovery platform that is carried in the Trianni Mouse. The Company’s customers are primarily life science research pharmaceutical and biotechnology companies.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

On January 1, 2018, the Company adopted the new accounting standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers ( “ASC 606”) using the modified retrospective method. Under the modified retrospective method, this guidance is applied to those contracts that were not completed as of January 1, 2018, with no restatement of contracts that were commenced and completed within fiscal years prior to January 1, 2018. The adoption of the new revenue standard had no impact on the opening retained earnings as of January 1, 2018 and, accordingly, no cumulative adjustment was required. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, the Company assesses the goods or services promised within each contract, identifies those that are performance obligations, and assesses whether each promised good or service is distinct. Performance obligations are considered distinct if they are both capable of being distinct and distinct within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, the Company considers a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract. The Company has determined that the Trianni Mouse is not distinct from the perpetual or term licenses with which they are sold. The Company offers limited hours of support to its customers which has been deemed as an immaterial performance obligation.

Perpetual license agreements typically provide customers the right to use the Trianni Mouse for the development of antibodies and include the right to breed the mice and are comprised of a single performance obligation. Revenue associated with a perpetual license is recognized at a point in time when control of the Trianni Mouse is transferred. Term license agreements provide customers with the right to use the Company’s technology inherent in the Trianni Platform over a defined period of time, typically tied to specific projects, and prohibit customers the ability to use the Trianni Mouse for breeding purposes. Revenue under term licenses is recognized over time, on a ratable basis, as access to the technology within the Trianni Platform is rendered. Subsequent mice sales are recognized as the mice are delivered. Term license agreements as well as research and development agreements may require milestone-based, measured by certain events, and/or royalty-based payments and the associated revenue is recognized at a point in time when certain milestones are reached. The Company also has certain arrangements in which, in addition to providing access to the Trianni Platform, a percentage of revenue generated from antibodies derived from the Trianni Mouse must be paid to the Company as a royalty or revenue sharing. Revenue share payments are recognized as revenue when received.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. In developing the standalone price for a performance obligation, the Company considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. Generally, payments from customers are due when goods and

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

services are transferred. For arrangements where the anticipated period between timing of transfer of goods and services and the timing of payment is one year or less, the Company has elected to not assess whether a significant financing component exists. Revenue is recognized only to the extent that it is probable that a significant reversal of the cumulative amount recognized will not occur in future periods.

The Company accepts mice returns and sends replacements only if the mice do not pass appropriate genotype testing or health standards and historically, the Company’s volume of returns has not been significant. Further, no warranties are provided for promised goods and services other than assurance type warranties.

Contract costs

Applying the practical expedient, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred when the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in sales and marketing and general and administrative expenses. The costs to fulfill the contracts are determined to be immaterial and are recognized as an expense when incurred.

Contract balances

Contract assets are generated when contractual billing schedules differ from revenue recognition timing and the Company records a contract receivable when it has an unconditional right to consideration. No contract asset balances were recorded for the periods presented in the accompanying financial statements.

Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of deferred revenue, where the Company has unsatisfied performance obligations. As of December 31, 2018 and 2019 and September 30, 2020, the contract liabilities were $4.4 million and $3.8 million and $2.0 million, respectively.

Disaggregation of Revenue

Based on the pattern of revenue recognition, the following table provides a disaggregation of revenue for the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2019 and 2020 (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Revenue recognized at a point in time	$963	$711	$432	$3,265
Revenue recognized over time	1,533	3,447	2,547	2,681
Total Revenue	$2,496	$4,158	$2,979	$5,946

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures its financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

•	Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•
Level 2—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

•
Level 3—Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on the Company’s own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

The carrying value of financial instruments approximates fair value. The Company estimates fair value of cash and cash equivalents, accounts receivable, other current assets, and liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates for instruments of similar nature and degree of risk.

Research and Development

Research and development (“R&D”) expenses consist primarily of personnel costs, including salaries, benefits and stock-based compensation, for laboratory personnel, depreciation of lab equipment, facility costs and the cost of supplies. In addition, the Company includes in R&D expense costs associated with mice breeding services. R&D costs are expensed as incurred.

Advertising Expenses

The Company expenses advertising expenses as they are incurred. Advertising expense for the years ended December 31, 2018 and 2019 were $372,000 and $337,000, respectively. Advertising expense for the nine months ended September 30, 2019 and 2020 were $263,000 and $127,000, respectively.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for stock options awards to employees and nonemployees, on a straight-line basis over the requisite service period of the award, which is generally three years and which is generally equivalent to the vesting period. Certain of the Company’s stock options were fully vested on the date of grant. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model which includes various inputs, including Company estimates of expected volatility, term, risk-free rate and future dividends. Forfeitures are recognized as they occur.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation (continued)

The fair value of the shares of common stock underlying the Company’s stock options has historically been determined by management and approved by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations performed by an unrelated third-party specialist, valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock, recent private stock sale transactions (including the rights and preference of preferred stock relative to common stock), and general and industry-specific economic outlook..

Valuations performed by third-party valuation specialists were done contemporaneously and used the methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Accounting and Valuation Guide”). In addition to the Company’s estimates of the fair value of common stock on the date of grant, the Company’s Black-Scholes option-pricing model uses various inputs, including expected term, expected volatility, risk-free interest rate, and expectations regarding future dividends. The following describes these additional key inputs:

Expected Term —The expected term represents the period that the Company’s stock options are expected to be outstanding. The Company determines the expected term using the simplified method.

Expected Volatility —The expected volatility is derived from the historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate —The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Dividend Rate —The expected dividend rate includes consideration of the Company’s historical dividend activity, if any.

Leases

The Company recognizes rent expense over the term of an operating lease, starting when the property is made available for use by the owner/landlord. When a lease contains a predetermined fixed rent escalation, the related rent expense is recognized on a straight-line basis and the difference between the recognized rent expense and the amounts paid under the lease are recorded as deferred rent included in accrued expenses and other current liabilities on the balance sheets.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (“FASB”) ASC 740, Accounting for Income Taxes , which requires an asset and liability approach under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements, as well as from net operating loss and tax credit carryforwards.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, it will adjust the valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company also follows the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes . ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. No liability related to uncertain tax positions is recorded on the consolidated financial statements. It is the Company’s policy to include penalties and interest expense related to income taxes as part of the provision for income taxes.

Recently Adopted Accounting Pronouncements

In June 2020, the FASB issued ASU No 2020-05 (“ASU 2020-05”), Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842). ASU 2020-05 defers, for one year, the required effective date of ASC 606 for certain entities that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of ASC 606. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. The Company elected to adopt ASC 606 as of January 1, 2018 with no impact to its opening retained earnings as of January 1, 2018.

In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting . ASU 2018-07 simplifies the accounting for share-based payment transactions in which a grantor acquires goods or services to be used or consumed in operations from a nonemployee and aligns with the current requirements for share-based awards granted to employees. The Company adopted this standard beginning January 1, 2018. The adoption of ASC 2018-07 did not have a material impact on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) provides guidance on eight specific cash flow issues, thereby reducing the diversity in practice in how certain transactions are classified in the statement of cash flows. The amendments in ASU 2016-15 were effective for annual reporting periods beginning after December 15, 2018. The Company’s adoption of this standard did not have an impact on the financial statements.

Recently Issued Accounting Pronouncements

ASU 2020-05 also defers the effective date for one year for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements (or made financial statements available

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Adopted Accounting Pronouncements (continued)

for issuance) reflecting the adoption of ASC 842. Therefore, under the amendments, ASC 842 is effective for entities within the “all other” category for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Additionally, ASC 842 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, for public NFP entities that have not yet issued financial statements (or made available for issuance) reflecting the adoption of ASC 842. Early application continues to be permitted, which means that an entity may choose to implement ASC 842 before those deferred effective dates. The Company has not yet determined the potential impact of the new standard on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) : Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance is effective for fiscal years beginning after December 31, 2021 with early adoption permitted. The Company has not yet determined the potential impact of the new standard on its financial statements.

In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments – Credit Losses (Topic 326), Targeted Transition Relief , which amends the transition guidance for ASU 2016-13. The ASU provides entities with the option to irrevocably elect the fair value option in Subtopic 825-10 on an instrument-by- instrument basis. This standard is effective for years beginning after December 15, 2019, with early adoption permitted. The Company has not yet determined the potential effects of this ASU on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820) – Changes to the Disclosure Requirements for Fair Value Measurement . The ASU eliminates certain disclosure requirements for fair value measurements for all entities and modifies some disclosure requirements. This ASU is effective for nonpublic entities beginning after December 15, 2019, with early adoption permitted. The Company has not yet determined the potential effects of this ASU on its financial statements.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements . The ASU amendments represent changes to clarify, correct errors, or make minor improvements to the Accounting Standards Codification. Some amendments do not require transition guidance and are effective immediately. Amendments that require transition guidance have various effective dates. The amendments applicable to and effective for the Company’s 2019 fiscal years did not have a significant impact on the Company’s financial statements. The Company has not yet determined the full effects of the remaining amendments, which are effective beginning after December 15, 2019, within this ASU on its financial statements, however, many of the remaining amendments are not expected to be applicable to the Company.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity- linked

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements (continued)

instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity , because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which supersedes the guidance in former ASC 840, Leases. The new standard, as amended by subsequent ASUs on Topic 842 and recent extensions issued by the FASB in response to COVID-19, requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Topic 842, is effective for annual periods beginning after December 15, 2021, with early adoption permitted. The Company has not yet determined the full effects of this ASU on its financial statements.

3. MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS

The table below presents the Company’s assets measured at fair value on a recurring basis aggregated by the level in the fair value hierarchy (in thousands):

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Marketable securities:
Certificate of deposit	$11,280	$11,280	$—	$—
Total marketable securities	$11,280	$11,280	$—	$—

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Marketable securities:
Certificate of deposit	$11,508	$11,508	$—	$—
Total marketable securities	$11,508	$11,508	$—	$—

September 30, 2020 (unaudited)
	Total	Level 1	Level 2	Level 3
Marketable securities:
Certificate of deposit	$—	$—	$—	$—
Total marketable securities	$—	$—	$—	$—

The remaining contractual maturities of marketable securities as of December 31, 2018 and 2019 are as follows (in thousands):

	2018	2019
Due within one year	$11,280	$11,508
Total	$11,280	$11,508

4. SIGNIFICANT BALANCE SHEET COMPONENTS

Property and equipment, net – Property and equipment, net as of December 31, 2018 and 2019 and as of September 30, 2020 consisted of the following (in thousands):

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
Laboratory equipment	$296	$296	$296
Computer equipment	13	18	18
Total property and equipment	309	314	314
Less accumulated depreciation	(65)	(98)	(125)
Total property and equipment - net	$244	$216	$189

4. SIGNIFICANT BALANCE SHEET COMPONENTS (continued)

Depreciation expense totaled $33,000 for the years ended December 31, 2018 and 2019, respectively.

Depreciation expense for the nine months ended September 30, 2019 and 2020 totaled $24,000 and $27,000, respectively.

Accrued expenses and other current liabilities – Accrued expenses and other current liabilities as of December 31, 2018 and 2019 and as of September 30, 2020 consisted of the following (in thousands):

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
Employee related	$—	$18	$81
State taxes payable	3	5	1
Accrued other	104	24	46
Total accrued expenses	$107	$47	$128

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility in California, which includes laboratory space under a short term cancelable operating lease. The leased facility has an initial term of 90 days with successive auto-renewing 90 day terms unless either party provides notice. Rent expense for the years ended December 31, 2018 and 2019 was $193,000 and $167,000, respectively. Rent expense for the nine months ended September 30, 2019 and 2020 was $125,000 and $127,000, respectively.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingences are expensed as incurred. The Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

6. STOCKHOLDERS’ EQUITY

Common Stock

The Company has one class of common stock. Under the terms of the Amended and Restated Certificate of Incorporation dated May 10, 2013, the number of authorized common stock is 15,000,000 shares. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock. Each share of common stock is entitled to one vote per share and there shall be no cumulative voting.

Common stock reserved for issuance as of December 31, 2019 is as follows:
Series A convertible preferred stock	1,609,417
Series B convertible preferred stock	2,367,633
Series C convertible preferred stock	1,471,240
Stock options to purchase common stock	1,045,000
Stock options available for future issuance	187,969
Total shares of common stock reserved	6,681,259

Convertible Preferred Stock

A summary of the authorized, issued and outstanding redeemable convertible preferred stock (collectively, the “Preferred Stock”) as of December 31, 2019, consisted of the following (in thousands, except per share data):

	As of December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	1,609,417	1,609,417	$425
Series B	2,395,325	2,367,633	1,282
Series C	2,064,900	1,471,240	1,425
Total	6,069,642	5,448,290	$3,132
The holders of the preferred stock have various rights and preferences as follows:

Voting Rights — Each holder of preferred stock is entitled to votes equal to the number of whole shares of common stock into which the shares of preferred stock are convertible. The holders of preferred stock shall be entitled to elect (voting as a single class on an as-converted basis) one director of the Company. The holders of common stock shall be entitled to elect (voting as a single class) two directors of the Company.

Dividends — The holders of preferred stock have priority to the holders of common stock, and are entitled to receive, on a pari passu basis, a noncumulative cash dividend at the rate of $0.0158 per share for Series A,

6. STOCKHOLDERS’ EQUITY (continued)

Convertible Preferred Stock (continued)

$0.0325 per share for Series B, and $0.0581 per share for Series C, per annum, if and when declared by the Board. After payment in full of such amounts as set forth above, any additional dividends declared will be distributed among all holders of preferred stock and common stock on an as-if-converted basis.

On July 20, 2020, by unanimous written consent, the Company’s Board of Directors declared dividends of approximately $6.5 million to its preferred and common stockholders. Dividends for the Series A, Series B, and Series C were declared at per share amounts of $0.0158, $0.0325, and $0.0581, respectively, and dividends for all holders of preferred stock and common stock on an as-if-converted basis were declared at a per share amount of $0.50.

Conversion and Redemption — Each share of preferred stock is convertible, at any time at the option of the stockholder, into one share of common stock, subject to certain anti-dilution or other adjustments. In a deemed liquidation event, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of preferred stock. The convertible preferred stock is not mandatorily redeemable upon demand by the holders of the preferred stock.

Each share of convertible preferred stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of common stock as is determined by dividing $0.26407 for each share of Series A, $0..54168 for each share of Series B, or $0.96857 for each share of Series C. Each share of Series A, Series B and Series C automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon the earlier of (i) closing of a firm commitment underwritten public offering in which the gross proceeds is at least $10,000,000 and the public offering price is at least $5.00 per share or (ii) the consent of the holders of at least a majority of the outstanding shares of Series A, Series B and Series C, voting together as a single class.

Liquidation – The holders of the convertible preferred stock are entitled to have their shares redeemed upon the occurrence of certain redemption events. A liquidation or winding up of the Company, a greater than 50% change of control, or sale of substantially all of its assets, would constitute a redemption event. The redemption events have been concluded as being outside the control of the Company, accordingly, all shares of preferred stock have been presented outside of permanent equity. Further, the Company has not adjusted the carrying values of the Series A, Series B and Series C convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, (i) an amount equal to $0.26407 (as adjusted for recapitalizations) for Series, A, $0.54168 (as adjusted for recapitalizations) for Series B, and $0.96857 (as adjusted for recapitalizations for Series C, plus (ii) any accrued or declared but unpaid dividends on such shares. If the assets available for distribution to the holders of the preferred shares shall be insufficient to pay the preferential amount in full, then the entire assets and funds of the company legally available for distribution shall

6. STOCKHOLDERS EQUITY (continued)

Convertible Preferred Stock (continued)

be distributed ratably to the holders of the preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive, only until the aggregate proceeds received by such holder equals $0.66018 per share of Series A, $1.3542 per share for Series B, and $2.42143 per share for Series C .

Protective Provisions —So long as shares of preferred stock remain outstanding, the Company must obtain approval from a majority of the then outstanding holders of preferred stock (voting as a separate class) in order to (i) amend or repeal any provision of, or add any provision to, the Company’s Articles of Incorporation if such action would materially and adversely alter or change the rights, preferences or privileges or powers of, or the restrictions provided for the benefit of the preferred stock; (ii) authorize or issue any new class or series of stock having any preference or priority as to dividends or assets superior to or on a party with any such preference or priority of the preferred stock; (iii) sell all or substantially all of its property or business or merge into or consolidate with any other corporation or effect any other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of; and (iv) liquidate or dissolve the Company.

7. STOCK-BASED COMPENSATION

In 2015, the Company’s Board of Directors approved the amendment to the 2009 Stock Plan (the “Plan”), under which there are 5,142,778 shares available for issuance. The purpose of the Plan is to provide incentives to attract and retain the best available persons for positions of substantial responsibility and to provide additional inventive to employees, directors and consultants and to promote the success of the Company’s business. The Plan provides for different forms of benefits including incentive stock options, nonqualified stock options, and restricted stock awards. Options granted under the Plan to employees continue to vest until the last day of employment and generally vest over three years and expire 10 years from the date of grant. Employees generally forfeit their rights to exercise vested options after 12 months following their termination of employment. During the year ended December 31, 2018, all of the Company’s stock options with early exercise provisions became fully vested, thus, as of December 31 2018 and 2019 and September 30, 2020, there were no stock options subject to a repurchase right as a result of having been exercised prior to becoming fully vested.

The exercise price for options granted under the Plan must generally be equal to at least 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors. The exercise price of an incentive stock option granted under the Plan to a ten percent stockholder must be at least equal to 110% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors.

7. STOCK-BASED COMPENSATION (continued)

The Company’s stock options were fully vested as of December 31, 2019, thus, did record any stock-based compensation for the nine months ended September 30, 2020. For the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2019, stock-based compensation expense included in the statements of operations is as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019
			(unaudited)
R&D	$152	$143	$108
Selling, general and administrative	110	97	74
Total	$262	$240	$182

The following table summarizes options activity under the Plan:

	Shares Available for Grant	Outstanding Options	Options Outstanding Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2018	187,969	1,045,000	$1.32	9.0
Balance, December 31, 2018	187,969	1,045,000	$1.32	8.0
Balance, December 31, 2019	187,969	1,045,000	$1.32	7.0
Balance, September 30, 2020 (unaudited)	187,969	1,045,000	$1.32	7.0
Vested and exercisable to vest at
December 31, 2019		1,045,000	$1.32	7.0
Vested and expected to vest at		1,045,000	$1.32	7.0
December 31, 2019

As of December 31, 2019, all outstanding options are fully vested, thus, there was no unamortized stock-based compensation cost yet to be recognized.

8. INCOME TAXES

The components of loss before income taxes for the years ended December 31, 2018 and 2019 are as follows (in thousands):

	2018	2019
Domestic	$(2,786)	$(1,125)
Foreign	—	—
Total loss before income taxes	$(2,786)	$(1,125)

8. INCOME TAXES (continued)

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. The benefit for income taxes for the years ended December 31, 2018 and 2019 consisted of the following (in thousands):

	2018	2019
Federal
Current	$389	$(62)
Deferred	(644)	(327)
State and local
Current	4	32
Deferred	(113)	(192)
Income tax benefit	$(364)	$(549)

As at December 31, 2018 and 2019, the Company’s deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following (in thousands):

	2018	2019
Deferred Tax Assets:
Federal & State NOL Carryforward	$618	$468
Research & Other Credits	109	314
Deferred Revenue	55	473
Stock Based Compensation	161	247
Total Deferred Tax Assets	943	1,502
Valuation allowance	—	—
Net deferred tax assets	943	1,502

Deferred Tax Liabilities:
Fixed assets	(58)	(58)
Deferred state income tax	(24)	(64)
Total gross deferred tax liabilities	(82)	(122)
Net deferred tax assets	$861	$1,380

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.. Based on its historical earnings track and forecasted future earnings, the Company believes it is more likely than not that all its deferred tax assets as at December 31, 2018 and December 31, 2019, respectively, will be realized prior to their expiration. Accordingly, a valuation allowance has not been established on the Company’s net deferred tax assets.

8. INCOME TAXES (continued)

As of December 31, 2018, the Company had federal net operating loss carryforwards of $2,592,000 and $881,000, respectively. As of December 31, 2019, the Company had federal and state net operating loss carryforwards of $1,924,000 and $772,000 respectively. The federal net operating losses will be carried forward indefinitely. Portions of the state net operating loss carryforwards will begin to expire in 2038.

Pursuant to IRC Section 382 and 383, use of the Company’s U.S. federal and state net operating loss and research and development income tax credit carry forwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period. The Company has not completed an analysis under IRC Sections 382 and 383, and therefore net operating loss carry forwards reflected in the deferred tax assets at December 31, 2018 have not been adjusted to reflect Section 382 and 383 limitations. If a change in ownership were to have occurred, additional net operating loss and tax credit carry forwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance.

As of December 31, 2018 and 2019, the Company had federal credits of approximately $87,000 and $217,000, respectively, which will begin to expire in 2038. State research credits as of December 31, 2018 and 2019 of approximately $22,000 and $97,000, respectively, have no expiration date. These tax credits are subject to the same ownership change limitations.

On December 22, 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35 percent to 21 percent for tax years beginning after December 31, 2017. As the Company’s opening deferred tax balances were calculated as at January 1, 2018, no remeasuring of deferred tax assets and/or liabilities to reflect the reduction in corporate income tax rate was required.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law in March 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (2017 Tax Act). Corporate taxpayers may carryback net operating losses (NOLs) originating during 2018 through 2020 for up to five years, which was not previously allowed under the 2017 Tax Act. The CARES Act also eliminates the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limit under the 2017 Tax Act) for tax years beginning January 1, 2019 and 2020. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the 2017 Tax Act.

In addition, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and makes qualified improvement property generally eligible for 15-year cost-recovery and 100% bonus depreciation. The enactment of the CARES Act will not be applicable to the Company until 2020 and is expected to have a material impact on the Company’s ability to utilize its federal net operating loss carryforwards and tax credit carryforwards due to the five-year carryback rule, among other matters. The Company is also evaluating other impacts the CARES Act will have on its financial statements.

The Company files income tax returns in the US federal jurisdiction as well as various state jurisdictions. The Company’s federal income tax returns from 2017 are open to audit by the Internal Revenue Service. Under IRC

8. INCOME TAXES (continued)

38(c), the Company is limited in the utilization of its Federal Research and Development Tax Credit in the year. The Company has therefore utilized the Federal Research and Development Tax Credit against 75% of its net taxable income that exceeds $25,000 in the year.

9. RELATED PARTY TRANSACTIONS

Licensing Agreement

On April 2, 2015, the Company entered into a license agreement with respect to the Trianni Platform with Austrianni GmbH (“Austrianni”), a biotechnology company founded in 2015 to develop novel antibody-based therapeutics for the prevention and treatment of multidrug-resistant tuberculosis. In exchange for the license, Austrianni issued shares of capital stock to the Company representing approximately 10% of Austrianni total share capital on a fully diluted basis. The Company also made cash payments of approximately $7,000 for capital stock in Austrianni. In addition, the Company’s CEO is also the Chief Science Office of Austrianni. Under the license agreement, the Company granted Austrianni a world-wide, non-exclusive, fully paid, royalty-free, perpetual license to use the Trianni Platform to discover, develop and commercialize therapeutic and diagnostic antibody-based products and services. The Company accounted for the 10% capital stock interest in Austrianni using the carryover basis, which was $0 for the non-exclusive license and approximately $7,000 in cash that is recorded within other assets in the accompanying balance sheets. In March 2020, the Company entered into two license and validation agreements with this related party involving the Company’s next generation mice. Upon validation of the next generation mice the Company will receive an annual license fee of $50,000 per next generation mouse agreement as well as future pre-clinical milestone payments upon advancement of the respective milestone as defined in the agreement.

10. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution plan which includes an employee deferral feature under IRC Section 401(k) and a discretionary employer profit sharing component. All employees are eligible to participate. There is no minimum age or service requirements. Under the 401(k) plan, the Company matches 100% of the employee elective deferral up to 4% of eligible compensation. The Company did not make a matching contribution during the year ended December 31, 2018. During the year ended December 31, 2019, the Company made 401(k) safe harbor matching contributions approximating $22,000. All employer contributions are immediately vested.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 26, 2020, which is the date the financial statements were available to be issued.